SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                             FORM 15

  Certification and Notice of Termination of Registration Under
      Section 12(g) of the Securities Exchange Act of 1934
     or Suspension of Duty to File Reports Under Sections 13
        and 15(d) of the Securities Exchange Act of 1934

          Commission File Numbers:  1-11636 and 0-21050


              ENCORE MARKETING INTERNATIONAL, INC.

   (Exact names of registrants as specified in their charters)

                      4501 Forbes Boulevard
                     Lanham, Maryland  20706
                         (301) 459-8020

         (Address, including zip code, telephone number of registrant's principal executive offices)


             Common Stock, par value $.01 per share
           Preferred Stock, par value $10.00 per share

    (Title of each class of securities covered by this Form)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
          Rule 12g-4(a)(1)(i)    [X]    Rule 12h-3(b)(1)(ii)  [ ]
          Rule 12g-4(a)(1)(ii)   [ ]    Rule 12h-3(b)(2)(i)   [ ]
          Rule 12g-4(a)(2)(i)    [ ]    Rule 12h-3(b)(2)(ii)  [ ]
          Rule 12g-4(a)(2)(ii)   [ ]    Rule 15d-6            [ ]
          Rule 12h-3(b)(1)(i)    [ ]

     Approximate number of holders of record as of the
certification or notice date:  218

     Pursuant to the requirements of the Securities Exchange Act of 1934, Encore Marketing International, Inc. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  August 20, 1997      ENCORE MARKETING INTERNATIONAL, INC.


                         By:
                              Stephen Klein, President